Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is an update from Towers Watson & Co. (“Towers Watson”) regarding the integration planning in connection with the proposed merger of Towers Watson and Willis Group Holdings plc, distributed to employees of Towers Watson on October 9, 2015.

October 8, 2015

As I’m traveling around the world, the question I’m most frequently asked is, “What will Willis Towers Watson be like after the merger closes?” My answer: in some ways, our company will be very different to what we are now; in other ways, not so much.

If we consider our shared values, our commitment to clients, our desire to offer integrated solutions, our strategy to sustainably grow our businesses and operate efficiently – this is the familiar, common ground. What will be different is how we go about delivering in these areas. Currently, our two legacy companies operate differently with various structures, processes and approaches in place. It will take time for us to come together and work in a fully integrated way.

While we invest time and effort in our integration preparations, your role is to continue to focus on your clients. Our role is to get the integration right, so that you can confidently demonstrate in your first Willis Towers Watson client meeting that “one plus one really is greater than two”.

In this issue:

•    Decisions made

•    Other progress and milestones, including a quick brand-related survey for all Towers Watson associates

•    Important tax information for Towers Watson stockholders

•    Becoming Willis Towers Watson: an update from John and Dominic

Decisions Made

Associate compensation and benefits

We can now confirm there will be no change in overall compensation programs for associates on January 1, 2016. Benefits will also remain separate for the two companies for 2016 – with plan design and provisions in line with what Towers Watson and Willis already have in place. In the future, we will look to become aligned in this regard, though this process will take some time to work out.

For more information

•    Issue No. 4

•    Issue No. 3

•    Issue No. 2

•    Issue No. 1

•    FAQ document

•    Merger external website

•    Questions? Send a note to the Internal Communication and Change Management mailbox.

Our external financial reporting

Willis Towers Watson will report financial results externally by our business lines, similar to what Towers Watson does today. This is a new approach for Willis, where primary reporting is currently by geography. External reporting by business line will provide our investors, associates and the wider market with greater clarity on the progress the combined company makes as it markets an expanded offering to clients worldwide. There will still be opportunities to add some geographical insight as we go, and associates can expect the way our results are reported internally will make sense in the context of our new organizational structure. More will be shared about our organizational structure in the coming weeks.

Other Progress

Our integration workstreams are working away behind the scenes. Here is a flavor of progress, and a taste of what is ahead…

•    Research continues with our clients, associates and leaders on the combined company’s new brand and client value proposition using interviews, focus groups and discussion forums to gather input. It remains our intention that on Day One we will have an initial brand and client value proposition on which we can continue to build.

•    An important piece of this research is to gather input from our associates as we develop our new Willis Towers Watson brand. We invite you take 10 minutes to complete this survey – open to all Towers Watson associates. The survey is anonymous; your answers will be kept in the strictest confidence and will not be attributed to you. Thanks in advance for your participation.

•    The talent selection process is now underway for the next level of leaders. We anticipate the selections will be straight-forward where our two businesses do not overlap – a more considered (and fair) process will be needed where they do. We hope to share more about this next level of leaders in early to mid-November.

•    We are now in the final stages of setting the milestones that will lead up to close, mark Day One and take us through our first 100 days as Willis Towers Watson. You will hear more about what milestones to expect soon.

Important Tax Information for Towers Watson Stockholders

A reminder for all associates who hold company stock: it is important you work with your personal tax advisor to make sure you understand the tax implications for you. We have put together some additional guidance for U.S. stockholders and UK stockholders, and questions regarding tax in the FAQs also have been updated.

Becoming Willis Towers Watson: an update from John and Dominic

Our transaction has recently captured attention from the media and investors. We decided to catch up with John and Dominic to hear more about their commitment to this proposed combination, as well as how integration plans have been progressing so far: watch the video.

Thanks again for your ongoing commitment to your clients, your colleagues and to the future of Willis Towers Watson. I continue to be impressed with the momentum we are building in the market and in our integration work. We know that our competitors are watching us closely, and we don’t want to give them any room to try and slow us down.

Best,

Gene

In Canada, a French version will follow.

Copyright © 2015 Towers Watson. All rights reserved.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other materials to be filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.